SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE	PRUDENTIAL PLC
GROUP COMMUNICATIONS
12 ARTHUR STREET
LONDON EC4R 9AQ
TEL 020 7220 7588
FAX 020 7548 3725
www.prudential.co.uk

8.15 am (GMT) 18 November 2014

PRUDENTIAL PLC THIRD QUARTER 2014 INTERIM MANAGEMENT STATEMENT

• Prudential sustaining strong profitable growth
• Group new business profits of £1,514 million year-to-date, up 17 per cent1
• Asia new business profit increased 15 per cent1, to £775 million
• Eastspring third party net inflows of £3.7 billion2
• US new business profit increased 16 per cent1, to £530 million
• UK new business profit increased 28 per cent, to £209 million
• M&G third party net inflows of £5.9 billion year-to-date, with external funds under management up 8 per cent

Tidjane Thiam, Group Chief Executive, said:

"Prudential has continued to make good progress in the third quarter, with new business profit3 for the first nine months of the year of £1,514 million, up 17 per cent on a constant exchange rate basis (up 6 per cent on an actual exchange rate basis). We have seen strong contributions across the Group, with year-to-date double-digit growth in both new business profit and new business APE sales in each of our three life insurance businesses in Asia, the US and the UK, and net inflows of £9.6 billion2 in our asset management businesses.

"In Asia, new business profit increased by 15 per cent to £775 million, driven by APE sales growth of 14 per cent, both at constant exchange rates, demonstrating the strength of our broad based regional platform. Our diversification by country, product and distribution channel is at the heart of our Asia strategy and has enabled continued growth despite short-term challenges in some of our key countries in the region. Our long-term growth potential in the region is strong, underpinned by favourable structural dynamics in our chosen markets.

"In the US, we continue to manage new business volumes within our annual risk appetite and to pro-actively diversify our product mix. Jackson's new business profit increased by 16 per cent at constant exchange rates to £530 million, reflecting attractive product economics in our traditional variable annuity business and increased contribution from Elite Access.

"New business profit in our UK life business increased by 28 per cent to £209 million, a strong performance. In our retail business, APE sales are nearly at the same levels as last year, despite the disruption in the individual annuity market, reflecting increased appetite among individual investors for our savings and investments products, particularly our with-profits bonds. Our selective approach to wholesale business has seen us write six bulk annuity transactions in the year-to-date, contributing new business profit of £88 million.

"Our performance in 2014 across geographies is strong: our disciplined execution in pursuing clearly defined long-term opportunities in Asia, the US and the UK, has continued to drive profitable growth, in spite of a challenging environment. We remain confident about our prospects for the rest of the year and our ability to create lasting long-term value for our customers and shareholders."

1   The period since June 2013 has seen depreciation of currencies in some of the Group's key Asia markets and significant strengthening of sterling. In order to reflect underlying performance, and to be consistent with the     currency of transactions of our businesses in Asia and the US, period on period percentage increases referred to in this interim management statement are stated on a constant exchange rate basis. Increases on an actual     exchange rate basis, which incorporate the effect of the exchange rate movements, are shown in the financial highlights section

2 Net investment inflows excluding year-to-date Eastspring Money Market Funds net inflows of £0.1 billion (2013: net outflows of £0.1 billion)
3   As communicated in the full year 2013 results and as reported at Q1 2014 and at HY 2014 the presentation of EEV results has been altered to a post-tax basis from 2014. All references to new business profit in this release are on a    post-tax basis

BUSINESS UNIT REVIEW

As highlighted in our previous 2014 financial results announcements, there has been significant fluctuation in the value of a number of currencies in our key markets. In periods of currency volatility, the translation into UK sterling of our country results will be significantly impacted by currency effects, potentially masking the underlying performance of our businesses operating in foreign currencies. In that context, it is worth noting that the actual flows that we collect from our customers in Asia and the US are received in local currency, and that those flows are reinvested in local currency so that our businesses are fundamentally domestic businesses. As a result, we believe that the most appropriate way to assess the operational performance of our businesses is to look at what they have achieved on a local currency basis, in other words in terms of the actual flows they have collected which are expressed and measured in local currency, rather than the translation of those flows into sterling. Therefore, in this section, each time we comment on the performance of our businesses, we focus on performance measured in local currency (presented here by reference to percentage growth expressed at constant exchange rates) unless otherwise stated.

ASIA
The quality of our regional platform has ensured the continued delivery of profitable growth despite challenging conditions in some of our key markets. In the first nine months of 2014, new business profit grew 15 per cent to £775 million (1 per cent on an actual exchange rate (AER) basis), driven by APE sales growth of 14 per cent to £1,544 million (AER: 1 per cent).

In the discrete third quarter, APE sales increased by 17 per cent to £548 million, the highest quarterly sales volume in the year-to-date, with double-digit growth across both agency and bancassurance channels. In particular, the renewed and expanded agreement with Standard Chartered Bank (SCB), which commenced on 1 July, has had a good start with third quarter APE sales 40 per cent higher year-on-year and up 30 per cent compared to the second quarter of 2014.

Our focus on our health and protection offering through the agency channel in our chosen markets of South East Asia including Hong Kong continues to underpin the strength of our performance in this region. These 'sweet spot'1 markets saw new business profit increase by 17 per cent and APE sales increase by 14 per cent in the first nine months of the year. In the discrete third quarter, new business profit from these markets grew by 25 per cent year-on-year, reflecting strong contributions from both our agency and our bancassurance channels.

Hong Kong delivered excellent APE sales growth of 36 per cent to £424 million. This strong performance has been led by our agency channel, through a combination of growth in active agents and higher agent productivity, and the on-going popularity of our products with customers from mainland China. We are seeing strong momentum across our product range, with increased levels of health and protection sales and continued demand for our established participating products.

In Singapore, APE sales increased 9 per cent to £258 million. This performance is mainly a result of an increase in agency volumes, which grew 19 per cent led by regular premium business, reflecting growth in active manpower and improvements in agent productivity. In the bancassurance channel, our arrangement with Maybank ceased during the third quarter, negatively impacting sales. On a like for like basis, bancassurance sales grew by 12 per cent in the third quarter and we continue to benefit from the strength of our partnerships with United Overseas Bank (UOB), and with SCB where monthly sales reached record levels in September.

Indonesia has had a challenging year-to-date with natural disasters impacting the first quarter, and uncertainty about the outcome of the Presidential elections impacting overall industry performance in the second and third quarters. Against these short-term headwinds, APE sales of £264 million are 4 per cent lower than the prior year. However, we have outperformed the market as we have increased our market share in the year-to-date. We have seen positive month-on-month momentum in the quarter, confirming that once current headwinds subside, the long-term potential of the life insurance market in Indonesia remains compelling: we are well placed to meet the protection and savings needs of a rapidly growing middle class who are mostly uninsured.

In Malaysia, the economic climate has been challenging. The country has experienced lower levels of private consumption and higher public debt, uncertainty regarding reforms to fuel subsidies and the introduction of a new Goods and Services Tax (GST) effective from 2015. In this context, our APE sales have grown by 3 per cent in the first nine months. We continue to make good progress in the Bumi channel, where we have focused our efforts for a few years now, achieving a 20 per cent increase in our APE sales of Takaful products. Although that business has lower case sizes and therefore contributes less to the APE sales growth, we are laying the foundations of future profitable growth in a segment that constitutes the majority of the population of Malaysia.

1 Sweet spot markets include Hong Kong, Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam

In our other sweet spot1 markets, we have continued to make good progress. The success of our distribution deal with Thanachart Bank is transforming the scale of our business in Thailand with APE sales growth of 46 per cent to £60 million. Vietnam APE sales were up 15 per cent, primarily reflecting increases in agency productivity. In the Philippines, overall APE sales for the nine months fell by 3 per cent as we continue to increase the focus of the business on regular premium sales. Discrete third quarter APE sales grew by 9 per cent. Sales of regular premium are at the heart of our performance in Asia and we are implementing this well tried approach with success in this nascent market where APE sales of regular premium products were up 25 per cent in the quarter.

Among our other markets, our joint venture with CITIC in China continues to see growing contributions in both the agency and bank channels, with APE sales increasing 27 per cent overall. In India, our joint venture with ICICI is performing well in a challenging market, with APE sales up 6 per cent year-to-date. Our third quarter sales increased strongly and were 29 per cent above prior year, benefitting from the recent improvement in sentiment in India. Our niche operations in Korea and Taiwan remain focused on selective participation, with combined year-to-date APE sales growth of 11 per cent.

Our asset management business, Eastspring Investments, saw record net third party inflows2of £3.7 billion in the first 9 months of the year, up 95 per cent. These net inflows were driven by several large new institutional mandates and inflows from retail funds in India, China, Japan and Taiwan. Overall funds under management3 at 30 September 2014 were £72.6 billion, up 24 per cent on prior year as a result of the positive net inflows and market movements.

The scale, resilience and diversity of our business platform in Asia combined with the powerful, long-term structural trends of a rapidly growing and increasingly wealthy middle class population with significant savings and protection needs, continues to underpin our long-term profitable growth prospects in the region.

US
Jackson's new business profit was up 16 per cent (AER: 8 per cent) to £530 million in the first nine months of 2014. We continue to write business at overall new business margins close to post crisis highs, demonstrating the positive effect of pro-active product and pricing actions that have helped to mitigate the adverse impact of the low interest rate environment.

Jackson achieved total retail APE sales of £1,172 million in the year-to-date, representing an increase of 12 per cent. These sales were achieved while continuing to write new business at aggregate internal rates of return in excess of 20 per cent and with a payback period of two years. Including institutional sales, total APE sales increased 11 per cent to £1,235 million.

APE sales from variable annuities increased 19 per cent to £1,103 million, with continued improvement in the diversification of our product mix. The success of Elite Access, our variable annuity without living benefits, saw APE sales up 29 per cent at £229 million, contributing to an increase in the share of non-living benefit variable annuity sales to a new high of 33 per cent of total variable annuity APE sales (2013: 30 per cent).

Jackson remains focused on managing sales volumes of variable annuities with living benefits to maintain an appropriate balance of our revenue streams and to match our annual risk appetite. In the third quarter, sales of variable annuities with living benefits were 13 per cent lower than the second quarter in 2014.

At 30 September 2014, Jackson had statutory separate account assets of £75.9 billion, up 13 per cent (AER: 16 per cent) compared to the end of December 2013, as a result of both positive net flows and the significant growth in the underlying market value of the separate account assets over the period.

Fixed annuity APE sales of £41 million remained flat compared to 2013, while fixed index annuity APE sales of £28 million decreased 64 per cent, primarily as a result of product changes implemented in late 2013 to ensure appropriate returns on shareholder capital.

Curian Capital, the specialised asset management company of Jackson that provides innovative fee-based separately managed accounts, had assets under management of £7.4 billion at the end of September 2014 compared with £6.4 billion at the same point in 2013, as a result of positive net flows and market appreciation during the period.

Jackson's strategy is unchanged, with a primary focus on delivering earnings and cash. We continue to price new business on a conservative basis, targeting value over volume. Jackson completed a review of policyholder behaviour during the third quarter, which showed that experience is generally in line with our assumptions. Our hedging remains focused on optimising the economics of our exposures over time while maintaining a strong balance sheet.

1 Sweet spot markets include Hong Kong, Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam
2 Net investment inflows excluding year-to-date Eastspring Money Market Funds net inflows of £0.1 billion (2013: net outflows of £0.1 billion)
3 Total funds under management include all external and internal funds

UK, Europe and Africa
Our UK business continues to focus on its core strengths of with-profits and retirement solutions. Our strong brand, investment track record and experience in providing income in retirement have enabled us to deliver a 28 per cent increase in new business profit to £209 million and APE sales growth of 20 per cent to £648 million during the first nine months of 2014.

The significant reforms of the pensions industry announced by the UK Government, including removal of the requirement to purchase a pension annuity from April 2015, have resulted in an increasing proportion of customers deferring the decision to convert their pension savings into retirement income. The more recent announcement on changes to tax treatment of pensions after death is consistent with these wider pension reforms and is welcomed. The increased flexibility afforded by these reforms should ultimately help create an environment where more people are encouraged to save. The changes have also opened up opportunities for us to meet customer needs for alternative retirement solutions, including income drawdown.

Within our retail business, we saw strong sales across our range of retail investment products, in particular in onshore and offshore bonds, individual pensions and income drawdown, which collectively increased 37 per cent. These balanced a 47 per cent reduction in individual annuities, reflecting the slowdown in the market following the UK Budget announcement. Overall retail APE sales of £507 million were only 3 per cent lower than the first nine months of 2013, and increased by 5 per cent in the discrete third quarter on the strength of sales in investment products. Retail new business profit was 22 per cent lower year-to-date, largely due to the reduced sales of individual annuities.

Onshore bonds APE sales of £162 million increased by 29 per cent, reflecting the strength of our investment proposition. APE sales from onshore with-profits bonds of £149 million, were 30 per cent higher, with continuing demand for our non-guaranteed bond. We expect significant ongoing demand for our with-profits bond, with customers attracted by the benefit of a smoothed return to help manage market volatility.

Other retail products including offshore bonds, income drawdown and individual pensions increased by 42 per cent to £142 million. Offshore bond APE sales were 56 per cent higher, reflecting the growing popularity of our with-profits fund. Income drawdown APE sales grew by 128 per cent and individual pensions APE sales increased by 30 per cent, both driven by the strength of our with-profits PruFund offering.

In total, PruFund assets under management have increased 20 per cent to £10.9 billion since the start of the year.

Corporate pensions APE sales of £117 million were 15 per cent lower, in line with the trend seen this year, mainly due to changes to government sector pension schemes. We remain the largest provider of Additional Voluntary Contribution plans within the public sector, where we provide schemes for 72 of the 99 public sector authorities in the UK (2013: 68 of the 99).

In the wholesale market, we wrote two additional new bulk annuity deals in the third quarter of 2014, making a total of six in the year-to-date (2013: one), generating cumulative APE sales of £141 million and new business profit of £88 million in the first nine months (2013: APE sales £15 million, new business profit £8 million). Our expertise and capabilities in this market including considerable longevity experience, operational scale and solid investment track record, are increasingly in demand. Our approach to bulk transactions in the UK will continue to be one of selective participation, focusing on those opportunities where we can bring both significant value to our customers and meet our shareholder return requirements.

While the UK retirement income market continues to undergo significant change, our business remains well placed to prosper in this new environment through its ongoing focus on its core strengths of with-profits and retirement solutions.

On 10 November 2014, Prudential Assurance Company Limited announced an agreement to sell its 25 per cent equity stake in the PruHealth and PruProtect joint venture to Discovery Group Europe Limited ("Discovery") for £155 million in cash. This transaction sees Prudential UK realise its investment at attractive terms and creates strategic flexibility to participate in the UK protection market.

We are pleased to have announced our entry into the Kenyan life insurance market during the third quarter, with the acquisition of Shield Assurance Company Limited. This represents our second operation in the nascent African life insurance industry, following the acquisition of Express Life in Ghana, which completed earlier this year.

M&G
M&G has had a good quarter. Year-to-date retail net fund inflows totalled £5.3 billion with £1.5 billion of this received during the third quarter. Continental Europe continues to drive the growth, with net inflows of £6.2 billion for the first nine months of the year (2013: £6.4 billion), more than offsetting net outflows of £1.1 billion in the UK. The strength of our performance in Continental Europe has increased funds under management from this region to a record high of £29.6 billion, up 34 per cent over the past 12 months. Total retail funds under management stand at £73.0 billion, up 13 per cent compared with 30 September 2013, with assets from Continental Europe now accounting for 41 per cent (2013: 34 per cent) of the total.

M&G's institutional business saw year-to-date net inflows of £0.6 billion (2013: £3.0 billion). Both the current year and prior year periods are impacted by flows from a single large but low-margin mandate. Excluding these, institutional net inflows were more consistent with prior year, at £1.4 billion (2013: £1.5 billion). Sales of alternative credit products remain strong, especially inflation-linked investment strategies, along with leveraged loan, infrastructure and real estate finance mandates. Overall, institutional funds under management increased to £61.6 billion, up 3 per cent year-on-year.

M&G attracted total net fund inflows of £1.7 billion during the third quarter, contributing to cumulative net inflows for the nine months to September 2014 of £5.9 billion (2013: £8.9 billion). Total external client assets of £134.6 billion at 30 September 2014 represent an increase of 8 per cent compared to one year ago. Total funds under management now stand at £257.3 billion (2013: £242.2 billion), with third-party external assets accounting for 52 per cent (2013: 51 per cent) of the total.

M&G continues to seek diversification by both asset class and geography, while remaining focused on delivering excellent investment performance and service to its clients.

BALANCE SHEET
Our balance sheet remains resilient and conservatively positioned. As at 30 September 2014, our IGD surplus was estimated at £4.1 billion, after deducting the 2014 interim dividend of £0.3 billion. The estimated IGD surplus is equivalent to a cover of 2.3 times.

OUTLOOK
The Group has delivered a strong performance in the third quarter.

In recent weeks we have seen increased volatility in investment markets, reflecting rising uncertainty. This is driven by a number of factors including the potential impacts of the withdrawal of central bank support in the US, the persistent difficulties of the Eurozone, the significant movements observed in commodity prices and rising geo-political risks. Against this challenging backdrop, our results demonstrate the quality of our strategy and of our execution, focusing on the provision of products and services that address our customers' long-term needs in our chosen markets and on capturing the specific structural growth opportunities available to us in Asia, the US and the UK.

In Asia, the diversity of our platform, the quality of our strategy and the provision of products meeting the needs of our customers continue to drive our performance. This year, we have operated with significant macroeconomic and political uncertainty, in Indonesia, in Thailand and most recently in Hong Kong. Despite these challenges, we have continued to execute well, taking actions when and where necessary to continue to deliver a strong performance at the regional level, whatever challenges we meet at a country by country level. We continue to build on our regional distribution platform by expanding our agency distribution while also strengthening our bancassurance channel, most recently this year through the renewal of the pan regional Standard Chartered relationship for another fifteen years. The strength of our brand, the value our products bring to our thirteen million customers, our expanding distribution presence and the quality of our teams leave us well positioned to continue to deliver value to customers and sustained, profitable growth for our shareholders.

In the US and the UK we continue to operate with discipline within our chosen market segments, prioritising the generation of earnings and cash over volume. Our UK life business aims to build on its strong existing expertise in investment products, particularly in with-profits, and in the retirement market to deliver a strong performance in a more supportive context where new opportunities have appeared, following the recent reforms.

In these times of growing uncertainty, pro-active risk management and a resilient, conservatively-managed balance sheet are more important than ever. The Group's balance sheet, solvency capital and liquidity remain strong and defensively positioned, ensuring that we are well-placed to meet our long-term commitment to our customers through all stages of the economic cycle.

We remain confident about our prospects for the rest of the year and our ability to create lasting long-term value for our customers and shareholders.

Q3 2014 Business Unit financial highlights

New Business Profit (post tax)1

	YTD 2014	YTD 2013		YTD 2014 v 2013
	AER	AER	CER	AER	CER
Asia	£775m	£767m	£673m	1%	15%
US	£530m	£492m	£455m	8%	16%
UK	£209m	£163m	£163m	28%	28%
Total Group Insurance	£1,514m	£1,422m	£1,291m	6%	17%

	Q3 2014	Q3 2013		Q3 2014 v 2013
	AER	AER	CER	AER	CER
Asia	£281m	£265m	£243m	6%	16%
US	£154m	£181m	£167m	(15)%	(8)%
UK	£64m	£63m	£63m	2%	2%
Total Group Insurance	£499m	£509m	£473m	(2)%	5%

Sales - APE

	YTD 2014	YTD 2013		YTD 2014 v 2013
	AER	AER	CER	AER	CER
Asia	£1,544m	£1,523m	£1,354m	1%	14%
US	£1,235m	£1,202m	£1,113m	3%	11%
UK	£648m	£540m	£540m	20%	20%
Total Group Insurance	£3,427m	£3,265m	£3,007m	5%	14%

	Q3 2014	Q3 2013		Q3 2014 v 2013
	AER	AER	CER	AER	CER
Asia	£548m	£513m	£470m	7%	17%
US	£364m	£405m	£377m	(10)%	(3)%
UK	£215m	£185m	£185m	16%	16%
Total Group Insurance	£1,127m	£1,103m	£1,032m	2%	9%

Investment Flows

	YTD 2014	YTD 2013		YTD 2014 v 20132
	AER	AER	CER	AER	CER
Gross inflows
Retail	£21.6bn	£21.3bn	£21.3bn	1%	1%
Institutional	£6.8bn	£10.6bn	£10.6bn	(36)%	(36)%
M&G - total	£28.4bn	£31.9bn	£31.9bn	(11)%	(11)%
Eastspring Investments3	£10.6bn	£9.6bn	£8.8bn	10%	20%
Total Group	£39.0bn	£41.5bn	£40.7bn	(6)%	(4)%
Net inflows
Retail	£5.3bn	£5.9bn	£5.9bn	(10)%	(10)%
Institutional	£0.6bn	£3.0bn	£3.0bn	(81)%	(81)%
M&G - total	£5.9bn	£8.9bn	£8.9bn	(34)%	(34)%
Eastspring Investments3	£3.7bn	£2.0bn	£1.9bn	82%	95%
Total Group	£9.6bn	£10.9bn	£10.8bn	(12)%	(11)%

1 New business profits have been calculated by applying the assumptions set out in schedule 5
2 Percentages based on unrounded numbers
3   Gross and net investment inflows excluding year-to-date Eastspring Money Market Funds. Investment flows exclude Eastspring Money Market Funds (MMF) gross inflows of £50.4 billion (2013: £45.5 billion) and net inflows of £0.1 billion (2013: net outflows of £0.1 billion)

	Q3 2014	Q3 2013		Q3 2014 v Q3 20131
	AER	AER	CER	AER	CER
Gross inflows
Retail	£6.8bn	£5.9bn	£5.9bn	15%	15%
Institutional	£2.3bn	£5.4bn	£5.4bn	(57)%	(57)%
M&G - total	£9.1bn	£11.3bn	£11.3bn	(19)%	(19)%
Eastspring Investments2	£3.7bn	£2.2bn	£2.1bn	67%	81%
Total Group	£12.8bn	£13.5bn	£13.4bn	(5)%	(4)%
Net inflows
Retail	£1.5bn	£1.1bn	£1.1bn	35%	35%
Institutional	£0.2bn	£4.0bn	£4.0bn	(96)%	(96)%
M&G - total	£1.7bn	£5.1bn	£5.1bn	(67)%	(67)%
Eastspring Investments2	£1.2bn	£0.0bn	£0.0bn	n/a	n/a
Total Group	£2.9bn	£5.1bn	£5.1bn	(43)%	(43)%

Funds Under Management3

	YTD 2014	YTD 2013		YTD 2014 v YTD 20131
	AER	AER	CER	AER	CER
M&G	£257.3bn	£242.2bn	£242.2bn	6%	6%
Eastspring Investments	£72.6bn	£59.7bn	£58.6bn	22%	24%
Total Group	£329.9bn	£301.9bn	£300.8bn	9%	10%
External Funds Under Management
M&G	£134.6bn	£124.3bn	£124.3bn	8%	8%
Eastspring Investments4	£22.9bn	£18.5bn	£18.0bn	24%	27%
Total Group	£157.5bn	£142.8bn	£142.3bn	10%	11%

ENDS

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

1 Percentages based on unrounded numbers
2   Gross and net investment inflows excluding discrete third quarter Eastspring Money Market Funds. Investment flows for the discrete third quarter exclude Eastspring Money Market Funds gross inflows of £18.3 billion (2013: £14.7    billion) and net inflows of £0.1 billion (2013: net outflows of £0.2 billion)

3 Total funds under management include all external and internal funds
4 External funds under management for Eastspring excluding Money Market Funds as set out in schedule 3

Notes:

1 Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.

2          Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions            made in determining the EEV new business contribution.

3 NBP assumptions for the period are detailed in the accompanying schedule 5.

4          Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates results are calculated by translating prior period results using the current period foreign             exchange rate i.e current period average rates for the income statement and current period closing rates for the balance sheet.

5          There will be a conference call today for the media at 09.15 (UK) / 17.15 (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: (UK) +44 (0)20 3139 4830 (Hong Kong) +852 3068 9834 Pin:             72659606#.

6          There will be a conference call today for analysts and investors at 10.30 (UK) / 18.30 (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44 (0)20 3139 4830 / 0808 237 0030 (Freephone UK)             Pin: 77765171# Playback (PIN: 651007#) +44(0)20 3426 2807 / 0808 237 0026 (Freephone UK - available from 12.30 (UK Time) on 18 November 2014 until 23.59 (UK Time) on 17 December 2014). Please follow the link for             international dial-in numbers -http://wpc.1726.planetstream.net/001726/FEL_Events_International_Access_List.pdf

7 High resolution photographs are available to the media free of charge at www.prudential.co.uk/prudential-plc/media/media_library or by calling the media office on +44 (0) 207 548 2466.

8          Sales for overseas operations have been reported using average exchange rates for the period as shown in the attached schedules. Reference to prior year figures in the commentary is on an actual exchange rate basis unless            stated. An alternative method of presentation is on a constant exchange rate basis shown in supplementary schedules 1B, 2B, 2C 4B and 4C.

9          Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates             throughout the world. It has been in existence for more than 166 years and has £457 billion in assets under management (as at 30 June 2014). Prudential plc is not affiliated with Prudential Financial, Inc., or its subsidiary, The             Prudential Insurance Company of America.

10 Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words "may", "will", "should", "continue", "aims", "estimates", "projects", "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of continuing designation as a global systemically important insurer; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in its most recent Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

11 The financial information presented in this Interim Management Statement and accompanying schedules is unaudited.

Schedule 1A - New Business Insurance Operations (Actual Exchange Rates)

	Single			Regular			Annual Equivalents(2)			PVNBP
	Q3 2014	Q3 2013		Q3 2014	Q3 2013		Q3 2014	Q3 2013		Q3 2014	Q3 2013
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a)	1,598	1,562	2%	1,384	1,366	1%	1,544	1,523	1%	8,408	8,206	2%
US(1a)	12,352	12,006	3%	-	1	(100)%	1,235	1,202	3%	12,352	12,006	3%
UK	4,991	3,744	33%	149	165	(10)%	648	540	20%	5,598	4,398	27%
Group Total	18,941	17,312	9%	1,533	1,532	0%	3,427	3,265	5%	26,358	24,610	7%

Asia Insurance Operations(1a)
Cambodia	-	-	N/A	2	-	N/A	2	-	N/A	9	-	N/A
Hong Kong	286	214	34%	395	314	26%	424	335	27%	2,501	1,922	30%
Indonesia	193	264	(27)%	245	321	(24)%	264	348	(24)%	1,090	1,453	(25)%
Malaysia	70	79	(11)%	132	143	(8)%	139	151	(8)%	899	1,001	(10)%
Philippines	84	163	(48)%	27	24	13%	35	41	(15)%	167	239	(30)%
Singapore	475	373	27%	210	220	(5)%	258	257	0%	1,868	1,831	2%
Thailand	72	44	64%	53	42	26%	60	47	28%	278	199	40%
Vietnam	2	1	100%	39	37	5%	39	37	5%	161	136	18%
SE Asia Operations inc. Hong Kong	1,182	1,138	4%	1,103	1,101	0%	1,221	1,216	0%	6,973	6,781	3%
China(6)	172	95	81%	63	59	7%	80	68	18%	414	342	21%
Korea	156	229	(32)%	64	62	3%	80	85	(6)%	433	465	(7)%
Taiwan	66	73	(10)%	81	66	23%	88	73	21%	336	321	5%
India(4)	22	27	(19)%	73	78	(6)%	75	81	(7)%	252	297	(15)%
Total Asia Operations	1,598	1,562	2%	1,384	1,366	1%	1,544	1,523	1%	8,408	8,206	2%

US Insurance Operations(1a)
Variable Annuities	8,740	8,096	8%	-	-	N/A	874	809	8%	8,740	8,096	8%
Elite Access (Variable Annuity)	2,293	1,909	20%	-	-	N/A	229	191	20%	2,293	1,909	20%
Fixed Annuities	405	439	(8)%	-	-	N/A	41	44	(7)%	405	439	(8)%
Fixed Index Annuities	280	835	(66)%	-	-	N/A	28	84	(67)%	280	835	(66)%
Life	-	-	N/A	-	1	(100)%	-	1	(100)%	-	-	N/A
Wholesale	634	727	(13)%	-	-	N/A	63	73	(14)%	634	727	(13)%
Total US Insurance Operations	12,352	12,006	3%	-	1	(100)%	1,235	1,202	3%	12,352	12,006	3%

UK & Europe Insurance Operations
Direct and Partnership Annuities	135	223	(39)%	-	-	N/A	14	22	(36)%	135	223	(39)%
Intermediated Annuities	123	406	(70)%	-	-	N/A	12	41	(71)%	123	406	(70)%
Internal Vesting Annuities	603	981	(39)%	-	-	N/A	60	98	(39)%	603	981	(39)%
Total Individual Annuities	861	1,610	(47)%	-	-	N/A	86	161	(47)%	861	1,610	(47)%
Corporate Pensions	76	103	(26)%	109	127	(14)%	117	138	(15)%	455	553	(18)%
On-shore Bonds	1,620	1,263	28%	-	-	N/A	162	126	29%	1,621	1,264	28%
Other Products	1,021	622	64%	40	38	5%	142	100	42%	1,248	825	51%
Wholesale	1,413	146	868%	-	-	N/A	141	15	840%	1,413	146	868%
Total UK & Europe Insurance Operations	4,991	3,744	33%	149	165	(10)%	648	540	20%	5,598	4,398	27%
Group Total	18,941	17,312	9%	1,533	1,532	0%	3,427	3,265	5%	26,358	24,610	7%

Schedule 1B - New Business Insurance Operations (Constant Exchange Rates)

Note: In schedule 1B constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013.

	Single			Regular			Annual Equivalents(2)			PVNBP
	Q3 2014	Q3 2013		Q3 2014	Q3 2013		Q3 2014	Q3 2013		Q3 2014	Q3 2013
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a) (1b)	1,598	1,408	13%	1,384	1,213	14%	1,544	1,354	14%	8,408	7,353	14%
US(1a) (1b)	12,352	11,120	11%	-	1	(100)%	1,235	1,113	11%	12,352	11,120	11%
UK	4,991	3,744	33%	149	165	(10)%	648	540	20%	5,598	4,398	27%
Group Total	18,941	16,272	16%	1,533	1,379	11%	3,427	3,007	14%	26,358	22,871	15%

Asia Insurance Operations(1a) (1b)
Cambodia	-	-	N/A	2	-	N/A	2	-	N/A	9	2	350%
Hong Kong	286	198	44%	395	291	36%	424	311	36%	2,501	1,781	40%
Indonesia	193	209	(8)%	245	254	(4)%	264	275	(4)%	1,090	1,151	(5)%
Malaysia	70	70	0%	132	128	3%	139	135	3%	899	896	0%
Philippines	84	143	(41)%	27	22	23%	35	36	(3)%	167	210	(20)%
Singapore	475	344	38%	210	203	3%	258	237	9%	1,868	1,688	11%
Thailand	72	38	89%	53	37	43%	60	41	46%	278	172	62%
Vietnam	2	1	100%	39	34	15%	39	34	15%	161	125	29%
SE Asia Operations inc. Hong Kong	1,182	1,003	18%	1,103	969	14%	1,221	1,069	14%	6,973	6,025	16%
China(6)	172	88	95%	63	54	17%	80	63	27%	414	317	31%
Korea	156	226	(31)%	64	61	5%	80	84	(5)%	433	457	(5)%
Taiwan	66	67	(1)%	81	60	35%	88	67	31%	336	293	15%
India(4)	22	24	(8)%	73	69	6%	75	71	6%	252	261	(3)%
Total Asia Operations	1,598	1,408	13%	1,384	1,213	14%	1,544	1,354	14%	8,408	7,353	14%

US Insurance Operations(1a) (1b)
Variable Annuities	8,740	7,498	17%	-	-	N/A	874	750	17%	8,740	7,498	17%
Elite Access (Variable Annuity)	2,293	1,768	30%	-	-	N/A	229	177	29%	2,293	1,768	30%
Fixed Annuities	405	407	(0)%	-	-	N/A	41	41	0%	405	407	(0)%
Fixed Index Annuities	280	774	(64)%	-	-	N/A	28	77	(64)%	280	774	(64)%
Life	-	-	N/A	-	1	(100)%	-	1	(100)%	-	-	N/A
Wholesale	634	673	(6)%	-	-	N/A	63	67	(6)%	634	673	(6)%
Total US Insurance Operations	12,352	11,120	11%	-	1	(100)%	1,235	1,113	11%	12,352	11,120	11%

UK & Europe Insurance Operations
Direct and Partnership Annuities	135	223	(39)%	-	-	N/A	14	22	(36)%	135	223	(39)%
Intermediated Annuities	123	406	(70)%	-	-	N/A	12	41	(71)%	123	406	(70)%
Internal Vesting Annuities	603	981	(39)%	-	-	N/A	60	98	(39)%	603	981	(39)%
Total Individual Annuities	861	1,610	(47)%	-	-	N/A	86	161	(47)%	861	1,610	(47)%
Corporate Pensions	76	103	(26)%	109	127	(14)%	117	138	(15)%	455	553	(18)%
On-shore Bonds	1,620	1,263	28%	-	-	N/A	162	126	29%	1,621	1,264	28%
Other Products	1,021	622	64%	40	38	5%	142	100	42%	1,248	825	51%
Wholesale	1,413	146	868%	-	-	N/A	141	15	840%	1,413	146	868%
Total UK & Europe Insurance Operations	4,991	3,744	33%	149	165	(10)%	648	540	20%	5,598	4,398	27%
Group Total	18,941	16,272	16%	1,533	1,379	11%	3,427	3,007	14%	26,358	22,871	15%

Schedule 2A - Total Insurance New Business APE - By Quarter (Actual Exchange Rates)

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia (1a)	495	515	513	602	507	489	548
US(1a)	358	439	405	371	432	439	364
UK	185	170	185	185	237	196	215
Group Total	1,038	1,124	1,103	1,158	1,176	1,124	1,127

Asia Insurance Operations(1a)
Cambodia	-	-	-	1	-	1	1
Hong Kong	107	107	121	152	128	130	166
Indonesia	112	128	108	129	86	98	80
Malaysia	46	53	52	57	43	48	48
Philippines	14	15	12	12	11	11	13
Singapore	80	90	87	104	87	85	86
Thailand	11	14	22	21	25	17	18
Vietnam	10	13	14	17	11	12	16
SE Asia Operations inc. Hong Kong	380	420	416	493	391	402	428
China(6)	27	20	21	15	38	19	23
Korea	30	32	23	28	26	22	32
Taiwan	19	26	28	44	24	30	34
India(4)	39	17	25	22	28	16	31
Total Asia Insurance Operations	495	515	513	602	507	489	548

US Insurance Operations(1a)
Variable Annuities	240	298	271	270	317	297	260
Elite Access (Variable Annuity)	54	73	64	68	69	80	80
Fixed Annuities	14	16	14	11	12	15	14
Fixed Index Annuities	34	28	22	7	8	10	10
Life	1	-	-	1	-	-	-
Wholesale	15	24	34	14	26	37	-
Total US Insurance Operations	358	439	405	371	432	439	364

UK & Europe Insurance Operations
Direct and Partnership Annuities	8	7	7	6	5	5	4
Intermediated Annuities	15	14	12	8	7	3	2
Internal Vesting Annuities	32	35	31	33	24	19	17
Total Individual Annuities	55	56	50	47	36	27	23
Corporate Pensions	53	40	45	35	40	39	38
On-shore Bonds	45	38	43	50	49	53	60
Other Products	32	36	32	40	39	46	57
Wholesale	-	-	15	13	73	31	37
Total UK & Europe Insurance Operations	185	170	185	185	237	196	215
Group Total	1,038	1,124	1,103	1,158	1,176	1,124	1,127

Schedule 2B - Total Insurance New Business APE - By Quarter (2013 at Constant Exchange Rates)

Note:   In schedule 2B constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013. Discrete quarters in 2014 are presented on actual exchange rates.

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1b)	434	450	470	577	507	489	548
US(1b)	333	403	377	361	432	439	364
UK	185	170	185	185	237	196	215
Group Total	952	1,023	1,032	1,123	1,176	1,124	1,127

Asia Insurance Operations(1b)
Cambodia	-	-	-	1	-	1	1
Hong Kong	99	99	113	147	128	130	166
Indonesia	87	98	90	123	86	98	80
Malaysia	40	47	48	55	43	48	48
Philippines	12	13	11	12	11	11	13
Singapore	73	82	82	100	87	85	86
Thailand	9	12	20	19	25	17	18
Vietnam	9	12	13	17	11	12	16
SE Asia Operations inc. Hong Kong	329	363	377	474	391	402	428
China(6)	25	18	20	13	38	19	23
Korea	29	32	23	27	26	22	32
Taiwan	18	23	26	41	24	30	34
India(4)	33	14	24	22	28	16	31
Total Asia Insurance Operations	434	450	470	577	507	489	548

US Insurance Operations(1b)
Variable Annuities	223	275	252	262	317	297	260
Elite Access (Variable Annuity)	50	67	60	65	69	80	80
Fixed Annuities	13	15	13	11	12	15	14
Fixed Index Annuities	32	25	20	8	8	10	10
Life	1	-	-	1	-	-	-
Wholesale	14	21	32	14	26	37	-
Total US Insurance Operations	333	403	377	361	432	439	364

UK & Europe Insurance Operations
Direct and Partnership Annuities	8	7	7	6	5	5	4
Intermediated Annuities	15	14	12	8	7	3	2
Internal Vesting Annuities	32	35	31	33	24	19	17
Total Individual Annuities	55	56	50	47	36	27	23
Corporate Pensions	53	40	45	35	40	39	38
On-shore Bonds	45	38	43	50	49	53	60
Other Products	32	36	32	40	39	46	57
Wholesale	-	-	15	13	73	31	37
Total UK & Europe Insurance Operations	185	170	185	185	237	196	215
Group Total	952	1,023	1,032	1,123	1,176	1,124	1,127

Schedule 2C - Total Insurance New Business APE - By Quarter (2014 and 2013 at Constant Exchange Rates)

Note:   In schedule 2C constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013 and 2014 i.e the average exchange rates for the period ended 30 September 2014 are              applied to each discrete quarter for 2013 and 2014.

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1c)	434	450	470	577	506	492	546
US(1c)	333	403	377	361	429	442	364
UK	185	170	185	185	237	196	215
Group Total	952	1,023	1,032	1,123	1,172	1,130	1,125

Asia Insurance Operations(1c)
Cambodia	-	-	-	1	-	1	1
Hong Kong	99	99	113	147	128	130	166
Indonesia	87	98	90	123	86	98	80
Malaysia	40	47	48	55	44	48	47
Philippines	12	13	11	12	11	12	12
Singapore	73	82	82	100	87	85	86
Thailand	9	12	20	19	25	17	18
Vietnam	9	12	13	17	10	13	16
SE Asia Operations inc. Hong Kong	329	363	377	474	391	404	426
China(6)	25	18	20	13	37	19	24
Korea	29	32	23	27	26	22	32
Taiwan	18	23	26	41	24	30	34
India(4)	33	14	24	22	28	17	30
Total Asia Insurance Operations	434	450	470	577	506	492	546

US Insurance Operations(1c)
Variable Annuities	223	275	252	262	315	299	260
Elite Access (Variable Annuity)	50	67	60	65	68	81	80
Fixed Annuities	13	15	13	11	12	15	14
Fixed Index Annuities	32	25	20	8	8	10	10
Life	1	-	-	1	-	-	-
Wholesale	14	21	32	14	26	37	-
Total US Insurance Operations	333	403	377	361	429	442	364

UK & Europe Insurance Operations
Direct and Partnership Annuities	8	7	7	6	5	5	4
Intermediated Annuities	15	14	12	8	7	3	2
Internal Vesting Annuities	32	35	31	33	24	19	17
Total Individual Annuities	55	56	50	47	36	27	23
Corporate Pensions	53	40	45	35	40	39	38
On-shore Bonds	45	38	43	50	49	53	60
Other Products	32	36	32	40	39	46	57
Wholesale	-	-	15	13	73	31	37
Total UK & Europe Insurance Operations	185	170	185	185	237	196	215
Group Total	952	1,023	1,032	1,123	1,172	1,130	1,125

Schedule 3 - Investment Operations - By Quarter (Actual Exchange Rates)

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	129,498	138,926	137,407	142,820	143,916	147,914	153,849
Net Flows:(8)	3,502	2,344	5,093	126	2,571	4,123	2,893
- Gross Inflows	13,409	14,561	13,528	11,006	12,146	14,045	12,847
- Redemptions	(9,907)	(12,217)	(8,435)	(10,880)	(9,575)	(9,922)	(9,954)
Other Movements	5,926	(3,863)	320	970	1,427	1,812	791
Total Group Investment Operations(10)	138,926	137,407	142,820	143,916	147,914	153,849	157,533

M&G

Retail
Opening FUM	54,879	61,427	62,655	64,504	67,202	68,981	71,941
Net Flows:	2,446	2,308	1,132	1,456	1,291	2,493	1,531
- Gross Inflows	7,213	8,138	5,919	6,789	7,305	7,468	6,801
- Redemptions	(4,767)	(5,830)	(4,787)	(5,333)	(6,014)	(4,975)	(5,270)
Other Movements	4,102	(1,080)	717	1,242	488	467	(460)
Closing FUM	61,427	62,655	64,504	67,202	68,981	71,941	73,012

Comprising amounts for:
UK	41,194	39,953	40,955	42,016	42,199	42,392	41,756
Europe (excluding UK)	18,696	21,198	22,064	23,699	25,244	27,927	29,622
South Africa	1,537	1,504	1,485	1,487	1,538	1,622	1,634
	61,427	62,655	64,504	67,202	68,981	71,941	73,012

Institutional(3)
Opening FUM	56,989	57,745	55,484	59,810	58,787	59,736	60,830
Net Flows:	(15)	(899)	3,928	(866)	152	275	138
- Gross Inflows	2,656	2,591	5,364	2,163	1,655	2,894	2,295
- Redemptions	(2,671)	(3,490)	(1,436)	(3,029)	(1,503)	(2,619)	(2,157)
Other Movements	771	(1,362)	398	(157)	797	819	604
Closing FUM	57,745	55,484	59,810	58,787	59,736	60,830	61,572

Total M&G Investment Operations	119,172	118,139	124,314	125,989	128,717	132,771	134,584

PPM South Africa FUM included in Total M&G	4,701	4,509	4,633	4,513	4,720	4,815	4,905

Eastspring - excluding MMF(8)

Equity/Bond/Other(7)
Opening FUM	15,457	17,206	16,756	16,133	16,109	16,753	18,259
Net Flows:	795	838	65	118	540	1,063	1,127
- Gross Inflows	3,122	3,596	2,214	1,982	2,546	3,285	3,583
- Redemptions	(2,327)	(2,758)	(2,149)	(1,864)	(2,006)	(2,222)	(2,456)
Other Movements	954	(1,288)	(688)	(142)	104	443	507
Closing FUM(5)	17,206	16,756	16,133	16,109	16,753	18,259	19,893

Third Party Institutional Mandates
Opening FUM	2,173	2,548	2,512	2,373	1,818	2,444	2,819
Net Flows:	276	97	(32)	(582)	588	292	97
- Gross Inflows	418	236	31	72	640	398	168
- Redemptions	(142)	(139)	(63)	(654)	(52)	(106)	(71)
Other Movements	99	(133)	(107)	27	38	83	140
Closing FUM(5)	2,548	2,512	2,373	1,818	2,444	2,819	3,056

Total Eastspring Investment Operations	19,754	19,268	18,506	17,927	19,197	21,078	22,949

US
Curian - FUM(5) (9)	6,315	6,466	6,371	6,601	6,781	6,948	7,421

Schedule 4A - Total Insurance New Business Profit (Actual Exchange Rates)

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m
Post-tax analysis

Post-tax new business profit(1a)
Total Asia Insurance Operations	237	502	767	1,139	243	494	775
Total US Insurance Operations	125	311	492	706	195	376	530
Total UK & Europe Insurance Operations	48	100	163	237	91	145	209
Group Total	410	913	1,422	2,082	529	1,015	1,514

Annual Equivalent(1a) (2)
Total Asia Insurance Operations	495	1,010	1,523	2,125	507	996	1,544
Total US Insurance Operations	358	797	1,202	1,573	432	871	1,235
Total UK & Europe Insurance Operations	185	355	540	725	237	433	648
Group Total	1,038	2,162	3,265	4,423	1,176	2,300	3,427

Post-tax new business margin (NBP as % of APE)
Total Asia Insurance Operations	48%	50%	50%	54%	48%	50%	50%
Total US Insurance Operations	35%	39%	41%	45%	45%	43%	43%
Total UK & Europe Insurance Operations	26%	28%	30%	33%	38%	33%	32%
Group Total	39%	42%	44%	47%	45%	44%	44%

PVNBP(1a) (2)
Total Asia Insurance Operations	2,734	5,524	8,206	11,375	2,690	5,378	8,408
Total US Insurance Operations	3,581	7,957	12,006	15,723	4,323	8,703	12,352
Total UK & Europe Insurance Operations	1,540	2,943	4,398	5,978	2,072	3,741	5,598
Group Total	7,855	16,424	24,610	33,076	9,085	17,822	26,358

Post-tax new business margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.7%	9.1%	9.3%	10.0%	9.0%	9.2%	9.2%
Total US Insurance Operations	3.5%	3.9%	4.1%	4.5%	4.5%	4.3%	4.3%
Total UK & Europe Insurance Operations	3.1%	3.4%	3.7%	4.0%	4.4%	3.9%	3.7%
Group Total	5.2%	5.6%	5.8%	6.3%	5.8%	5.7%	5.7%

Schedule 4B - Total Insurance New Business Profit (2013 at Constant Exchange Rates)

Note:   In schedule 4B constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013.  The year-to-date amounts for 2014 are presented on actual exchange rates.

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m
Post-tax analysis

Post-tax new business profit(1b)
Total Asia Insurance Operations	203	430	673	1,025	243	494	775
Total US Insurance Operations	116	288	455	661	195	376	530
Total UK & Europe Insurance Operations	48	100	163	237	91	145	209
Group Total	367	818	1,291	1,923	529	1,015	1,514

Annual Equivalent(1b) (2)
Total Asia Insurance Operations	434	884	1,354	1,931	507	996	1,544
Total US Insurance Operations	333	736	1,113	1,474	432	871	1,235
Total UK & Europe Insurance Operations	185	355	540	725	237	433	648
Group Total	952	1,975	3,007	4,130	1,176	2,300	3,427

Post-tax new business margin (NBP as % of APE)
Total Asia Insurance Operations	47%	49%	50%	53%	48%	50%	50%
Total US Insurance Operations	35%	39%	41%	45%	45%	43%	43%
Total UK & Europe Insurance Operations	26%	28%	30%	33%	38%	33%	32%
Group Total	39%	41%	43%	47%	45%	44%	44%

PVNBP(1b) (2)
Total Asia Insurance Operations	2,416	4,876	7,353	10,403	2,690	5,378	8,408
Total US Insurance Operations	3,329	7,362	11,120	14,735	4,323	8,703	12,352
Total UK & Europe Insurance Operations	1,540	2,943	4,398	5,978	2,072	3,741	5,598
Group Total	7,285	15,181	22,871	31,116	9,085	17,822	26,358

Post-tax new business margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.4%	8.8%	9.2%	9.9%	9.0%	9.2%	9.2%
Total US Insurance Operations	3.5%	3.9%	4.1%	4.5%	4.5%	4.3%	4.3%
Total UK & Europe Insurance Operations	3.1%	3.4%	3.7%	4.0%	4.4%	3.9%	3.7%
Group Total	5.0%	5.4%	5.6%	6.2%	5.8%	5.7%	5.7%

Schedule 4C - Total Insurance New Business Profit (2014 and 2013 at Constant Exchange Rates)

Note: In schedule 4C constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013 and 2014, i.e the average exchange rates for the period ended 30 September 2014 are           applied to each period for 2013 and 2014.

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m
Post-tax analysis

New business profit(1c)
Total Asia Insurance Operations	203	430	673	1,025	243	495	775
Total US Insurance Operations	116	288	455	661	193	376	530
Total UK & Europe Insurance Operations	48	100	163	237	91	145	209
Group Total	367	818	1,291	1,923	527	1,016	1,514

Annual Equivalent(1c) (2)
Total Asia Insurance Operations	434	884	1,354	1,931	506	998	1,544
Total US Insurance Operations	333	736	1,113	1,474	429	871	1,235
Total UK & Europe Insurance Operations	185	355	540	725	237	433	648
Group Total	952	1,975	3,007	4,130	1,172	2,302	3,427

New business margin (NBP as % of APE)
Total Asia Insurance Operations	47%	49%	50%	53%	48%	50%	50%
Total US Insurance Operations	35%	39%	41%	45%	45%	43%	43%
Total UK & Europe Insurance Operations	26%	28%	30%	33%	38%	33%	32%
Group Total	39%	41%	43%	47%	45%	44%	44%

PVNBP(1c) (2)
Total Asia Insurance Operations	2,416	4,876	7,353	10,403	2,686	5,388	8,408
Total US Insurance Operations	3,329	7,362	11,120	14,735	4,286	8,702	12,352
Total UK & Europe Insurance Operations	1,540	2,943	4,398	5,978	2,072	3,741	5,598
Group Total	7,285	15,181	22,871	31,116	9,044	17,831	26,358

New business margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.4%	8.8%	9.2%	9.9%	9.0%	9.2%	9.2%
Total US Insurance Operations	3.5%	3.9%	4.1%	4.5%	4.5%	4.3%	4.3%
Total UK & Europe Insurance Operations	3.1%	3.4%	3.7%	4.0%	4.4%	3.9%	3.7%
Group Total	5.0%	5.4%	5.6%	6.2%	5.8%	5.7%	5.7%

Notes to Schedules 1A to 4C

(1) Prudential plc reports its results at both actual exchange rates (AER) and constant year-to-date average exchange rates (CER) so as to eliminate the impact of exchange translation.

Local currency: £		Q3 2014*	Q3 2013*	Q3 2014 vs Q3 2013 (depreciation) appreciation of local currency against GBP
Hong Kong	Average Rate	12.95	11.99	(7)%
	Closing Rate	12.59	12.56	(0)%
Indonesia	Average Rate	19,589.29	15,519.15	(21)%
	Closing Rate	19,753.71	18,752.65	(5)%
Malaysia	Average Rate	5.41	4.84	(11)%
	Closing Rate	5.32	5.28	(1)%
Singapore	Average Rate	2.10	1.94	(8)%
	Closing Rate	2.07	2.03	(2)%
India	Average Rate	101.36	88.80	(12)%
	Closing Rate	100.12	101.38	1%
Vietnam	Average Rate	35,321.44	32,474.00	(8)%
	Closing Rate	34,412.97	34,189.58	(1)%
Thailand	Average Rate	54.10	46.99	(13)%
	Closing Rate	52.57	50.65	(4)%
US	Average Rate	1.67	1.55	(7)%
	Closing Rate	1.62	1.62	0%

*Average rate is for the 9 months to 30 September

(1a)  Insurance new business for overseas operations are converted using the year-to-date average exchange rate applicable at the time (AER). The sterling results for individual quarters represent the difference between the year-to-        date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(1b) Insurance new business for overseas operations for 2013 has been calculated using constant exchange rates (CER).
(1c) Constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013 and 2014.
(2)    Annual Equivalents, calculated as regular new business contributions plus 10 per cent of single new business contributions, are subject to roundings. Present value of new business premiums (PVNBPs) are calculated as         equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new         business profit.

(3)    Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by         PPM South Africa.

(4) New business in India is included at Prudential's 26 per cent interest in the India life operation.
(5) Balance Sheet figures have been calculated at the closing exchange rate.
(6) New business in China is included at Prudential's 50 per cent interest in the China life operation.
(7) Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.
(8)    Investment flows for the period exclude year-to-date Eastspring Money Market Funds (MMF) gross inflows of £50,396 million (2013: £45,464 million) and net inflows of £58 million (2013 net outflows: £82 million). For the discrete         third quarter excluded MMF gross inflows of £18,331 million (2013: £14,690 million) and net inflows of £110 million (2013: net outflows of £189 million).

(9) Excludes Curian Variable Series Trust funds (internal funds under management).
(10) Total M&G and Eastspring excluding MMF. Funds under management for MMF amounted to £4,613 million at 30 September 2014 (30 September 2013: £3,791 million).

Schedule 5

EEV New Business Methodology and Assumptions

Valuation of new business
As communicated with the full year 2013 results and as reported at Q1 2014 and at half year 2014, the basis of presentation of EEV results has been altered to a post-tax basis from 2014.

The valuation of new business for the third quarter of 2014 represents post-tax profits determined using non-economic assumptions which are consistent with those at 30 June 2014.

Tax payments and receipts included in the projected cashflows to determine the value of new business are calculated using assumed rates which have been substantively enacted by the end of the reporting period.

For UK immediate annuity business and single premium Universal Life products in Asia, primarily Singapore, the new business contribution is determined by applying economic assumptions reflecting point of sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield locked-in when the assets are purchased at the point-of-sale of the policy. For other business within the Group, end of period economic assumptions are used.

Principal economic assumptions
Expected returns on equity and property asset classes and corporate bonds in respect of each territory are derived by adding a risk premium, based on the Group's long-term view, to the risk-free rate. In Asia, equity risk premiums range from 3.5 per cent to 8.7 per cent for all periods shown below. In the US and the UK, the equity risk premium is 4.0 per cent for all periods shown below.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date. The rates shown for assumed investment returns are pre-tax rates.

The tables below summarise the principal financial assumptions:

Asia operations notes (ii),(iv)

30 September 2014
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii),(iii)				note (iii)		note (iii)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.6	4.3	13.7	12.6	6.4	6.6	11.2	4.5	4.2	10.3	13.3
10-year Government bond yield	4.1	2.5	8.7	8.7	2.9	4.0	4.4	2.5	1.7	3.6	6.6

30 June 2014
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii),(iii)				note (iii)		note (iii)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.6	4.3	13.9	12.2	6.8	6.6	10.8	4.3	4.0	10.6	15.4
10-year Government bond yield	4.1	2.6	8.9	8.4	3.2	4.1	4.1	2.3	1.6	3.8	8.7

30 September 2013
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii),(iii)				note (iii)		note (iii)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.6	4.5	14.0	12.4	7.3	6.2	10.4	4.5	4.0	10.7	16.3
10-year Government bond yield	4.1	2.7	9.0	8.7	3.5	3.8	3.6	2.4	1.7	3.9	9.5

Schedule 5

EEV New Business Methodology and Assumptions (cont.)

	Asia Total
	30 Sep 2014	30 Jun 2014	30 Sep 2013
	%	%	%
New business weighted risk discount rate note (i)	7.3	7.4	7.9

Notes
(i) The weighted risk discount rates for Asia operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis new business result.
(ii) For Hong Kong the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.
(iii)     The mean equity return assumptions for the most significant equity holdings in the Asia operations were:

	30 Sep 2014	30 Jun 2014	30 Sep 2013
	%	%	%
Hong Kong	6.5	6.6	6.7
Malaysia	10.0	10.1	9.8
Singapore	8.5	8.4	8.4

(iv) The local tax rates applicable for the most significant operations for all periods shown, are as follows:

Assumed corporate tax rate %
Hong Kong	16.5 per cent on 5 per cent of premium income
Indonesia	25 per cent
Malaysia	2013 to 2015: 25 per cent
From 2016: 24 per cent
Singapore	17 per cent

US operations
	30 Sep 2014	30 Jun 2014	30 Sep 2013
	%	%	%
Weighted average assumed new business spread margins:
Fixed Annuity business:1,2
January to June issues	1.5	1.5	1.2
July to September issues	1.5	n/a	1.75
Fixed Index Annuity business:2
January to June issues	2.0	2.0	1.45
July to September issues	2.0	n/a	2.0
Institutional business	0.7	0.7	0.75
New business risk discount rate note (i)
Variable annuity	7.1	7.1	7.4
Non-variable annuity	4.3	4.3	4.9
Weighted average total	7.0	6.9	7.2
US 10-year treasury bond rate at end of period	2.5	2.6	2.7
Pre-tax expected long-term nominal rate of return for US equities	6.5	6.6	6.7
Assumed corporate tax rate	35.0	35.0	35.0
1 Including the proportion of variable annuity business invested in the general account
2 The weighted average rates at inception shown above grade up linearly by 25 basis points to a long-term assumption over five years

Note
(i)      The risk discount rates shown above include an additional credit risk allowance for general account business of 100 basis points (30 June 2014: 100 basis points; 30 September 2013: 150 basis points) and for variable annuity           business of 20 basis points (30 June 2014: 20 basis points; 30 September 2013: 30 basis points).

Schedule 5

EEV New Business Methodology and Assumptions (cont.)

UK operations
	30 Sep 2014	30 Jun 2014	30 Sep 2013
	%	%	%
Shareholder-backed annuity business:note (i)
New business risk discount rate	6.8	6.9	7.1

Expected long-term nominal rate of return	4.4	4.5	4.0

Other business:
New business risk discount rate note (ii)	5.7	5.9	6.0

Expected long-term nominal rates of investment return:
UK equities	6.8	7.2	7.1
15-year gilt rate	2.8	3.2	3.1
Corporate bonds	4.4	4.8	4.7
Assumed corporate tax rate	20.0	20.0	23.0

Notes
(i)      For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate          cash flows. In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets          backing the annuity liabilities after allowing for expected long-term defaults, a credit risk premium, an allowance for a 1 notch downgrade of the asset portfolio subject to credit risk and an allowance for short-term downgrades and          defaults. The credit assumptions used in the MCEV calculation and the residual liquidity premium element of the bond spread over swap rates for shareholder-backed individual annuity new business are as follows:

	30 Sep 2014	30 Jun 2014	30 Sep 2013
	(bps)	(bps)	(bps)
Bond spread over swap rates	122	121	114
Total credit risk allowance	34	34	37
Liquidity premium	88	87	77

(ii) The risk discount rates for new business for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.

Schedule 6

Capital Management

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 30 September 2014 our IGD surplus is estimated at £4.1 billion after deducting the 2014 interim dividend of £0.3 billion. The IGD surplus is equivalent to strong coverage of 2.3 times the requirement. This compares to £4.1 billion at 30 June 2014 (before taking into account the 2014 interim dividend of 0.3 billion) and £3.9 billion at 30 September 2013.

As at 30 September 2014 stress testing of our IGD capital position to various events has the following results:

• An instantaneous 20 per cent fall in equity markets from 30 September 2014 levels would reduce the IGD surplus by £250 million;

• A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £500 million;

• A 100 bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £150 million; and

• Credit defaults of ten times the expected level would reduce IGD surplus by £650 million.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. At 30 September 2014, the value of the estate* of our UK with-profits funds is estimated at £6.8 billion. In addition, the Hong Kong with-profits fund had an estate* estimated at £1.5 billion. The estates of the with-profits funds in the UK and Hong Kong are excluded from the IGD calculation.

The values of the shareholders' interests in future transfers from the with-profits funds in the UK and Hong Kong are valued at £2.4 billion and £0.5 billion, respectively. No credit has been included in the IGD calculation for these values (30 September 2013: £0.2 billion).

In addition to our strong capital position, on a statutory basis the total credit reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. This credit reserve as at 30 September 2014 was £2.1 billion, equivalent to 6.4 per cent of the assets backing annuity liabilities. This represents 47 per cent of the portfolio spread over swaps, compared to 47 per cent at 31 December 2013 and 46 per cent at 30 September 2013.

* For consistency of presentation, both estates have been calculated using the Prudential Regulation Authority's Pillar 1 peak 2 basis. The Hong Kong branch of the Prudential Assurance Company was domesticated into separate    Hong Kong subsidiaries on 1 January 2014.

Schedule 7

BASIS OF PREPARATION

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under PRA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New Business Profit (post-tax) has been determined using the European Embedded Value (EEV) methodology set out in our 2014 Interim Report and assumptions set out in Schedule 5.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Annual premium equivalent (APE) sales are subject to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 November 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Nic Nicandrou

Nic Nicandrou
Chief Financial Officer